SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, CT 06095
October 29, 2008
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Esq.

Re:	SS&C Technologies Holdings, Inc. Rule 477 Application for Withdrawal Registration Statement on Form S-1 (File No. 333-143719)
Ladies and Gentlemen:
       Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended, SS&C Technologies Holdings, Inc. hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-143719).
       The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time due to market conditions. The Company confirms that no securities of the Company have been sold under the Registration Statement.
       If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (860) 298-4738 or James R. Burke of WilmerHale, the Company’s outside counsel, at (617) 526-6062.

Very truly yours, SS&C TECHNOLOGIES HOLDINGS, INC.
/s/ Patrick J. Pedonti
By: Patrick J. Pedonti
Title:	Senior Vice President and Chief Financial Officer

cc: James R. Burke, Esq.